FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2007

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

12 Kineret Street, Airport City, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Information contained in this Form 6-K

        Attached hereto is the Company’s notice of meeting and proxy statement for a special meeting of shareholders to be held on Wednesday, April 25, 2007. Notices of the special meeting will be mailed to our shareholders on or about March 23, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2007	Crow Technologies 1977 Ltd. By: /s/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer

CROW TECHNOLOGIES 1977 LTD.
P.C. 52003543-7
(the "Company")

March 23 2007

Dear Shareholder,

Re: Special Meeting of Shareholders

        You are cordially invited to attend the Special Meeting of Shareholders (the “Annual Meeting”) of Crow Technologies 1977 Ltd. to be held at the Company’s offices at 12 Kineret Street, Airport City, Israel, on Wednesday, April 25, 2007 at 3:00 p.m. local time.

        Holdings of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Special Meeting of Shareholders. Your Board of Directors recommended a vote “FOR” all the matters set forth in the notice.

        At the special meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

Your cooperation is appreciated.

Very truly yours, Meir Jacobson Chairman of the Board of Directors

CROW TECHNOLOGIES 1977 LTD

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of
Crow Technologies 1977 Ltd.:

        A special meeting of shareholders of Crow Technologies 1977 Ltd. (the “Company”) will be held at the Company’s headquarters located at 12 Kineret Street, Airport City, Israel, on April 25, 2007, at 3 p.m. for the following purposes:

(1)	To appoint Mr. Avi Zigelman as External Director of the Company, in place of Mr. Alex Verber, whose term has expired.

(2)	(A) To amend the Articles of Association of the Company in order to comply with “Amendment No. 3” to the Israeli Companies Law (1999) regarding indemnification and exemption of directors and officers (including officers who are interested parties) of the Company and their duty of care, as set forth in Appendix 2(a) attached hereto. (B) Additionally, to approve the issuance of new indemnification and exemption deeds to directors and officers of the Company and its wholly-owned subsidiary, Crow Electronic Engineering Ltd. (“Orev”), as set forth in Appendix 2(b) attached hereto.

(3)	To approve an amendment to the employment agreement between Orev and Ms. Monique Melman, wife of Mr. Shmuel Melman, Controlling Shareholder, Director and CEO of the Company.

(4)	To approve procurement by the Company of directors and officers insurance (including office holders who are interested parties), for five consecutive one-year periods, beginning October 2007 and ending November 2012, in which the limit of liability for each such one year period shall not exceed $12,000,000 per period or per instance, and for which the annual premium shall not exceed $150,000, and to approve transaction as an “Umbrella Arrangemnt” as defined in the Israeli Company Regulations – 2000 (Interested Party Transactions – Relief).

Only shareholders of record on March 22, 2007 are entitled to receive notice of and vote at the Annual Meeting.

By order of the Board of Directors, Jacob Batchon Chief Financial Officer

Airport City, Israel
March 23, 2007

CROW TECHNOLOGIES 1977 LTD.
PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

March 23, 2007

        The enclosed proxy is solicited on behalf of the Board of Directors of Crow Technologies 1977 Ltd. (the “Company”) for use at the Company’s Special Meeting of Shareholders (the “Special Meeting”) to be held on Wednesday, April 25, 2007 at 3 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 12 Kineret Street, Airport City, Israel. The telephone number at that address is +972-3-9726000.

        These proxy solicitation materials were mailed on or about March 23, 2007 to all shareholders entitled to vote at the Annual Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

        You are entitled to notice of the Meeting and to vote at the Special Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.25 (the “Ordinary Shares”), of the Company at the close of business on March 22, 2007 (the “Record Date”). You are also entitled to notice of the Special Meeting and to vote at the Special Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

Revocability of Proxies

        A form of proxy card for use at the Special Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Special Meeting, unless you clearly vote against a specific resolution.

Quorum, Voting and Solicitation

        At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Special Meeting, provided that they hold shares conferring in the aggregate more than 40% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Special Meeting, the Special Meeting will be adjourned to the same day in the next week, at the same time and place. At such adjourned meeting any number of shareholders present in person or by proxy shall constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Special Meeting.

        The Board of Directors of the Company is soliciting the attached proxy cards for the Special Meeting, primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

PROPOSAL ONE
APPOINTMENT OF EXTERNAL DIRECTOR

Background

        The term of Mr. Alex Veber as External Director and Chair of the audit committee expires March 2007. His term was extended according to the maximum allowable by law, that is, a second 3 year term, and can no longer be extended. The board examined a number of replacement candidates and recommended that Mr. Avi Zigelman, CPA be appointed external director (with financial expertise as required by regulation 407 of the Sarbanes Oxley Act) and as Chair of the audit committee. Mr. Zigelman has vast experience as an accountant and possesses extensive financial knowledge, from positions held both as a member of a “big four” firm and in industry.

Proposal

        Shareholders are being asked to appoint Mr. Avi Zigelman as External Director and Chair of the audit committee of the Company, in place of Mr. Alex Verber, whose term has expired

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal – provided that one of the following shall occur:

(i)	Such majority at the meeting shall include at least a third of the votes of the shareholders, present at the meeting, who do not have a personal interest in approving the resolution; when counting the entire votes of such shareholders, those who abstain shall not be considered.

(ii)	The sum of the opposing votes out of the shareholders referred to in subsection (i) above does not constitute more than one percent of the entire voting rights in the Company.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the appointment of Mr. Avi Zigelman as External Director and Chair of the audit committee.

PROPOSAL TWO
AMENDMENT OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

Background

        Recently, the Israeli Companies Law (1999) was amended (“Amendment No 3”). The amendments necessitate the amendment of the Articles of Association of the Company and the issuing of amended exemption deeds to directors and officers of the Company, and the board and audit committee of the Company recommended implementing such amendments.

        Our articles of association allow for indemnification of office holders for certain liabilities incurred in connection with acts performed in their capacities as office holders. Under certain circumstances: (1) we may indemnify our office holders retroactively; and (2) we may make an advance undertaking vis-à-vis an office holder to indemnify him or her in respect of certain limited events and amounts. We are precluded from granting a release, insuring or indemnifying an office holder for any of the following:

         — a breach of his or her duty of loyalty, except for insuring and indemnifying for a breach of loyalty where the office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company;

         — an intentional breach of his or her duty of care or reckless breach of his or her duty of care (except in the case of a reckless breach – if such breach was the result of negligence only);

        — an act done with the intent to unlawfully realize personal gain; or

        — a penalty or a fine levied on him/her.

        The law was amended so that a Company cannot grant a priori exemption to its officers for acts or omissions in respect of such officer’s duty of care in connection with distributions. The reason for this restriction is that the legislature saw that such exemption was prejudicial to creditors of the Company, since distributions were in effect the release of Company funds to third parties, possibly at the expense of creditors.

        A further amendment to the law was in regard to the ability of a company to indemnify its directors and officers. The law now allows for indemnity of costs related to investigations or proceedings (not just court costs), instituted against the Office Holder by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against the Office Holder or the imposition of any financial liability in lieu of a criminal proceedings, or was concluded without the filing of an indictment against the Office Holder and a financial liability was imposed on the Office Holder in lieu of criminal proceeding with respect to a criminal offense in which proof of criminal intent is not required, or in a proceeding filed against him or her by the Company or on its behalf or by another person, or in a criminal charge from which he or she was acquitted, or in a criminal charge of which he was convicted of a crime which does not require a finding of criminal intent.

Proposal

        Shareholders are being asked to approve (A) an amendment of the Articles of Association of the Company in order to comply with “Amendment No. 3” to the Israeli Companies Law (1999) regarding indemnification and exemption of directors and officers (including officers who are interested parties) of the Company and/or Orev and their duty of care, as set forth in Appendix 2(a) attached hereto and (B) additionally, to approve the issuance of new indemnification and exemption deeds to officers of the Company and Orev, as set forth in Appendix 2(b) attached hereto.

Vote Required

        For (A) The affirmative vote of the holders of at least 75% of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

        For (B) The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal – provided that with respect to the controlling shareholders that are also office holders in the Company, the majority required is as mentioned in Section 275(a)(3) of the Israeli Companies Law, 1999, which provides that in addition to the majority of shareholders present and voting at the meeting that one of the following shall occur:

(i)	Such majority at the meeting shall include at least a third of the votes of the shareholders, present at the meeting, who do not have a personal interest in approving the resolution; when counting the entire votes of such shareholders, those who abstain shall not be considered.

(ii)	The sum of the opposing votes out of the shareholders referred to in subsection (i) above does not constitute more than one percent of the entire voting rights in the Company.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the amendment of the Articles of Association of the Company.

PROPOSAL THREE
AMENDMENT OF THE EMPLOYMENT AGREEMENT BETWEEN OREV AND MS. MONIQUE MELMAN

Background

        On December 19, 2004 Orev entered into an employment agreement with Ms. Monique Melman, wife of Mr. Shmuel Melman, controlling shareholder, director and CEO of the Company. The parties to the agreement agreed to amend the agreement so that the gross monthly salary paid to Ms. Melman, as defined in the agreement, shall be increased from NIS 25,000 to NIS 28,000, effective as of February 1, 2007.

Proposal

        Shareholders are being asked to approve an amendment to the employment agreement between the Company’s subsidiary and Ms. Monique Melman, so that the gross monthly salary paid to Ms. Melman, as defined in the agreement, shall be increased from NIS 25,000 to NIS 28,000, effective as of February 1, 2007.

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal – provided that one of the following shall occur:

(i)	Such majority at the meeting shall include at least a third of the votes of the shareholders, present at the meeting, who do not have a personal interest in approving the resolution; when counting the entire votes of such shareholders, those who abstain shall not be considered.

(ii)	The sum of the opposing votes out of the shareholders referred to in subsection (i) above does not constitute more than one percent of the entire voting rights in the Company.

Board Recommendation

The Board of Directors recommends that the shareholders vote "FOR" the amendment of the employment agreement between the Company's subsidiary and Ms. Monique Melman.

PROPOSAL FOUR
DIRECTORS’ AND OFFICERS’ INSURANCE

Background

        Our audit committee, board of directors and our shareholders approved an “Umbrella Arrangement” officers and directors insurance plan for a five year period, commencing as of October 2002 and until October 2007 in an amount not exceeding $12 million per case and term and premium not exceeding $150,000 per annum. We currently maintain in effect officers and directors liability insurance policies, in an amount of $10 million per case and term.

Proposal

        Shareholders are being asked to approve the procurement by the Company of directors and officers insurance (including office holders who are interested parties), for five consecutive one-year periods, beginning October 2007 and ending November 2012, in which the limit of liability for each such one year period shall not exceed $12,000,000 per period or per instance, and for which the annual premium shall not exceed $150,000, and to approve such agreement as an “Umbrella Arrangement” as defined in the Company Regulations – 2000 (Interested Party Transactions – Relief).

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal – provided that with respect to the controlling shareholders that are also office holders in the Company, the majority required is as mentioned in Section 275(a)(3) of the Israeli Companies Law, 1999, which provides that in addition to the majority of shareholders present and voting at the meeting that one of the following shall occur:

(iii)	Such majority at the meeting shall include at least a third of the votes of the shareholders, present at the meeting, who do not have a personal interest in approving the resolution; when counting the entire votes of such shareholders, those who abstain shall not be considered.

(iv)	The sum of the opposing votes out of the shareholders referred to in subsection (i) above does not constitute more than one percent of the entire voting rights in the Company.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the procurement by the Company of directors and officers insurance and to approve such transaction as an “Umbrella Arrangement” as defined in the Company Regulations – 2000 (Interested Party Transactions – Relief).

Sincerely yours,

Crow Technologies 1977 Ltd.

Appendix 2(a)
Amendments to the Company’s Articles of Association

Sub-section 10.1(b) (1) shall be deleted and replaced by the following sub-section:

“The company may grant an Officer, in advance, exemption from his liability in whole or in part, for damages as a result of breach of his duty of care to the Company, as detailed below, except for exemption from liability in an event of a breach of his duty of care relating to a distribution.”

Sub-section 10.1(b) (2) (1) shall be deleted and replaced by the following sub- section:

“A breach of his duty of care which was done willfully or recklessly, excluding negligence.”

The following shall be added to the end of Sub-section 10.1(b) (2) (4):

“a breach of his duty of loyalty except for in the case of indemnification and insurance as a result of breach of his duty of loyalty (provided that the officer acted in good faith and had reasonable grounds to believe that his action would not harm the Company’s interest).”

Sub-section 10.3(b) (2) shall be deleted and replaced by the following sub-section:

“Breach of duty of care which was done willfully or recklessly, not including negligence.”

Sub-section 10.4 (b) (1) shall be deleted and replaced by the following sub-section:

“Regarding types of occurrences which, in the Board of Directors’ opinion, can be foreseen at the time of giving the undertaking for indemnification in light of the company’s actions at the time.”

Sub-section 10.4(b) (2) shall be deleted and replaced by the following sub-section:

“To an amount which the Board of Directors determined as being reasonable under the circumstances or based on criteria that the Board determines is reasonable under the circumstances and, provided, further, that such undertaking lists the events which the Board believes can be anticipated in light of the Company’s activities as conducted at such time, and the amount or based on criteria that the Board determines is reasonable under the circumstances.”

Sub-section 10.4(c) (2) shall be deleted and replaced by the following sub-section:

“Reasonable costs of litigation, including attorney’s fees, expended by an Office Holder as a result of an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against the Office Holder or the imposition of any financial liability in lieu of a criminal proceedings, or was concluded without the filing of an indictment against the Office Holder and a financial liability was imposed on the Office Holder in lieu of criminal proceeding with respect to a criminal offense in which proof of criminal intent is not required. Reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or charged to him or her by a court, in a proceeding filed against him or her by the Company or on its behalf or by another person, or in a criminal charge from which he or she was acquitted, or in a criminal charge of which he was convicted of a crime which does not require a finding of criminal intent”

Appendix 2(b)

TO:

____________

____________

INDEMNITY AND EXEMPTION UNDERTAKING

In this Undertaking the following expressions shall have the meaning assigned to them:

"The Company"	Crow Technologies 1977 Ltd. and/or Crow Electronic Engineering Ltd., as the case may be.

"The Companies Law"	The Companies Law 1999 and any law amending or replacing the same, as may be in force from time to time.

"Office Holder"	Any person who officiates after the effective date of this undertaking as an office holder as such expression is defined in section 1 of The Companies Law and or any SEC law or regulations, including an office holder who officiates on behalf of the Company in another company in which the Company holds at least 10% of the rights in the share capital or the voting rights or the right to appoint directors (hereinafter "Office Holder in The Other Company").

"D&O Insurance Policy" or "Policy"
An insurance policy purchased or that may be purchased by the Company from an insurer
(hereinafter the "Insurer") whether by way of a single policy or by way of more than one policy to insure Officers and Directors.

"The Dollar" or "The US Dollar"	An amount in NIS calculated in accordance with the representative rate of the US Dollar as may be published by The Bank of Israel at the relevant time.

WHEREAS	The Company owns a D&O Insurance Policy;

AND WHEREAS	The coverage, the financial amount or the terms of the D&O Insurance Policy may not fully secure the Office Holders in respect of a Claim (if and to the extent filed) against the Office Holders;

AND WHEREAS	The Company is desirous of granting to the Office Holders an independent Indemnity and Exemption Undertaking, in addition to the D&O Insurance Policy, provided that the amount of indemnification will be limited to The Maximum Indemnity Amount (as defined in section 3.1 below) for all Office Holders;

AND WHEREAS	This Undertaking serves to enhance the entitlement of the Office Holders to indemnity and not to diminish the entitlement and therefore this Undertaking should be construed in the widest manner subject to the limitations of law.

THEREFORE, by virtue of approval by a resolution of the Audit Committee of the Board of Directors dated February 28, 2007, and by virtue of approval by a resolution of the Board of Directors of the Company dated February 2007, and by virtue of approval by a resolution of the General Meeting of the Company dated ________, 2007, the Company hereby undertakes in accordance with the provisions of the Companies Law and in accordance with the articles of association of the Company without derogating from the Company’s right to indemnify you retroactively pursuant to its Articles of Association to grant to the Office Holders of the Company, with no right to renege indemnity and exemption from liability as detailed in this Undertaking.

1.	Exemption from Liability

The Company exempts each Office Holder in advance from all liability in respect of damage to the Company caused or that may be caused by any Office Holder as a result of a breach of the duty of care of the Office Holder towards the Company in his capacity as an Office Holder, excluding unlawful distribution.

2.	Undertaking for Indemnity

Subject to the conditions detailed in this Undertaking and to the provisions of The Companies Law –

2.1	The Company hereby irrevocably undertakes to indemnify every Office Holder in respect of all liability as specified below, that may be imposed upon him as a result of acts that he carried out or may carry out in his capacity as an Office Holder of the Company or as an Office Holder in The Other Company (including acts carried out prior to the date of this Undertaking) as follows:

2.1.1	A financial liability which is imposed on the Office Holder in favor of a third party in accordance with a judgment (including a judgment which was given by way of a settlement or through arbitration) approved by the court, as long as: (i) the maximum amount of the indemnification shall not exceed the amount specified in Section 3.1 below; and (ii) that such financial liability is directly or indirectly connected to one or more of the Indemnification Events or any part of them or to anything pertaining to them, as set forth in The Addendum to this Undertaking.

2.1.2	Reasonable litigation expenses, including legal fees, incurred as a consequence of an investigation or proceedings carried out against the Office Holder by an authorized body and which concluded without the filing of an indictment against the Office Holder and without imposing any financial liability on the Office Holder as an alternative to criminal proceedings, or which ended without the filing of an indictment against the Office Holder but with the imposition of financial liability as an alternative to criminal proceedings, in an offense where criminal intent is not required[1].

1     In this section “completion of proceedings without the filing of an indictment in a matter in which a criminal investigation was instigated” and “a financial liability as an alternative to criminal proceedings” – is pursuant to the definitions given in Section 260(a)(1a) of the Companies Law, as amended from time to time.

2.1.3	Reasonable litigation expenses, including legal fees, incurred by the Office Holder or which the court imposes upon the Office Holder, in proceedings filed against the Office Holder by the Company or on its behalf or by another person or in a criminal indictment from which the Office Holder will be acquitted or a criminal indictment in which the Office Holder will be convicted in an offence, where criminal intent is not required.

2.1.4	Any other liability or expense, which the Companies law may permit, the Company to indemnify the Office Holder against and the Board had resolved to indemnify the Office Holder against.

3.	Amount of Indemnity

3.1	The amount of the indemnity that the Company may be liable to pay to all Office Holders in the Company and Office Holders in The Other Company, in the aggregate, in accordance with this present Undertaking (hereinafter “The Maximum Indemnity Amounts”) shall not exceed:

3.1.1.	in the event that the shareholder’s equity of the Company according to its last audited consolidated financial statements at the time of notice by the Office Holder as per Section 4.1 below is less than two million dollars ($2,000,000) –two million dollars ($2,000,000);

3.1.2.	in the event that the shareholder’s equity of the Company according to its last audited consolidated financial statements at the time of notice by the Office Holder as per Section 4.1 below is greater than two million dollars ($2,000,000) –five million dollars ($5,000,000)

3.2	If and to the extent that the total amounts of indemnity that the Company may be demanded to pay shall exceed the Maximum Indemnity Amount (as it was at such time), the Maximum Indemnity Amount or the balance thereof, as the case may be, shall be divided between the Office Holders that are entitled to indemnity in such manner that the amount of indemnity that each Office Holder will actually receive shall be calculated in accordance with the ratio between (i) the amount of indemnity due to each of the Office Holders in respect of the liabilities or the expenses that each Office Holder is liable to bear as a result of the legal proceeding, and (ii) the aggregate amount of indemnity due to all such Office Holders entitled to indemnity hereunder.

3.3	In the event that an Office Holder shall receive indemnity or shall be entitled to receive indemnity from the Insurer of the D&O Insurance Policy in respect of the event that is the subject of the indemnity, the indemnity will be awarded in respect of the difference between (i) the amount of the monetary liability imposed upon the Office Holder or the legal costs expended by or imposed upon the Office Holder, as in section 2 above, and (ii) the amount received from the Insurer in respect of such matter, provided that the amount of the indemnity for which the Company will be liable in accordance with this Undertaking shall not exceed the Maximum Indemnity Amount.

4.	Handling of Claim

In any event in respect of which an Office Holder may be entitled to indemnity as aforesaid, the Office Holder and the Company will act as follows:

4.1	The Office Holder shall notify the Company in writing as to any legal proceeding instituted against him and as to any apprehension or threat that a legal proceeding may be instituted against him and as to any circumstances that come to his attention that may cause the institution of legal proceedings against him (hereinafter a “Proceeding”), as soon as possible after he shall become aware of such Proceeding, and he shall without delay furnish the Company or whomever shall be determined by the Company, with a copy of every document that may be served upon him in connection with such Proceeding.

4.2	The Office Holder shall cooperate fully with the Company and with whomever the Company may determine, including with the Insurer of the D&O Insurance Policy, and shall furnish all information that may be required in connection with the Claim and shall observe all the other provisions of the Policy in connection with defense against the Claim.

4.3	The Company shall be entitled to take upon itself the handling of the legal defense of the Office Holder against the Proceeding and to entrust the defense to an attorney to be chosen by the Company in its discretion (hereinafter the “Company’s Attorney”) taking into consideration the obligations of the Company in accordance with the D&O Insurance Policy and the possibility of the appointment of attorneys on behalf of the Insurer.

4.4	Notwithstanding the aforesaid in section 4.3 above, the Office Holder may object to his representation by the Company’s Attorney on reasonable grounds or in circumstances in which, in the opinion of the Office Holder or in the opinion of the Company’s Attorney, there is a conflict of interest between the defense of the Office Holder and the defense of the Company.

4.5	If within fourteen days of the receipt of a notice as in section 4.1 above, the Company (or the Insurer) has not taken upon itself the handling of the defense of the Office Holder against the Proceeding or if the Office Holder or the Company’s Attorney object to the representation of the Office Holder by the Company’s Attorney in circumstances as in section 4.4 above, the Office Holder may, after giving to the Company suitable notice, entrust the defense to an attorney of his own choice (hereinafter “The Other Attorney”) provided that the amount of fees to be paid to the Other Attorney is subject to approval as reasonable, by the Audit Committee of the Company. The Office Holder will be given an opportunity to appear and raise his contentions before the Audit Committee. The Audit Committee shall give a reasoned decision. If the entire amount of the fee requested is not approved and the Office Holder decides not to forego the services of the Other Attorney, the Office Holder shall be entitled, if he shall so desire, to receive from the Company the reasonable amount of fee that was approved and the balance shall be paid by the Office Holder at his own account.

4.6	Notwithstanding sections 4.4 and 4.5 above, if the D&O Insurance Policy applies to the matter, the Company will act in accordance with the provisions of the Policy in all matters connected with differences of opinion with the Insurer relating to the identity of the representing attorney in accordance with the provisions of the policy, and the provisions of the policy will take precedence on this matter over any agreement between the Office Holder and between the Company. Subject to the aforesaid, the Company will make a reasonable effort to honor the wishes of the Office Holder within the limits of the Policy.

4.7	If the Company decides to take upon itself the conduct of the defense against the Proceeding and the Office Holder does not object in circumstances as in section 4.4 above, the Office Holder, at the request of the Company, will sign a power of attorney authorizing the Company as well as the Company’s Attorney, to handle the defense of the Office Holder against the Proceeding and to represent the Office Holder in all matters connected with such defense, and the Company and the Company’s Attorney may handle such defense (with reports to the Office Holder and in consultation with the Office Holder and his legal advisers) and may finalize the Proceeding as they may deem fit subject to the provisions of section 4.13 below.

4.8	If the Company decides to take upon itself the conduct of the defense against the Proceeding and the Office Holder does not object as set forth in section 4.4 above, the Company shall bear all the costs and payments involved, in such manner that the Office Holder will not be demanded to pay or finance the same by himself, and the Company will not be liable to the Office Holder under this Undertaking in respect of legal costs including attorneys’ fees, spent by the Office Holder in defense against the Proceeding.

4.9	If the Company shall pay any amount to the Office Holder by virtue of the Undertaking, whether by way of advance payment or otherwise, and it subsequently transpires that the Office Holder is bound to repay such amount, in whole or in part, because he was not entitled to indemnity in view of the provisions of section 263 of the Companies Law or because of the provisions of any other law, such amount shall be refunded by the Office Holder in Dollar value plus interest at the usual rate in First International Bank of Israel Ltd. on dollar loans, from the date of receipt of the amount until the repayment thereof.

4.10	If the Company shall pay any amount to or on behalf of the Office Holder by virtue of this Undertaking, and subsequently the liability in respect of which the amount was paid is annulled or the amount thereof is reduced for any reason, the Office Holder shall assign to the Company all his rights to restitution of the amount from the plaintiff in the Proceeding, and the Office Holder shall do everything necessary to ensure that such assignment is valid and enforceable by the Company, and once the Office Holder does so, he will be exempt from the repayment of the amount the right of restitution of which has been assigned. If the Office Holder does not make such assignment, the Office Holder will be liable to repay the amount, in whole or in part, as the case may be, in Dollar value plus interest at the usual rate in First International Bank of Israel Ltd. on dollar loans, from the date of receipt of the amount until the repayment thereof.

4.11	If the Company’s Attorney represents in the Proceeding both the Company and the Office Holder, and it subsequently transpires that the Office Holder was not entitled to indemnity in view of the provisions of section 263 of The Companies Law or because of the provisions of any other law, and a difference of opinion arises with regard to the liability of the Office Holder to repay the legal costs or with regard to the amount for repayment, the dispute will be referred to the decision of an arbitrator agreed upon between the parties. The Company shall bear the costs of the arbitration including attorneys’ fees unless the arbitrator determines in his decision that the Office Holder exploited the arbitration proceedings with a lack of bona fides. The arbitrator shall be appointed by the procedure detailed in section 4.12 below.

4.12	The Office Holder shall not give his consent to a settlement or to the referral of the Proceeding to decision by arbitration without the prior written consent of the Company, and to the extent that consent of the Insurer is required, without the prior written consent of the Insurer of the D&O Insurance Policy. The Company will not agree to a settlement unless the settlement agreement does not expose the Company or the Office Holders to additional Claims on the part of the plaintiff or plaintiffs and that the Agreement contains no admission or recognition of liability of the Office Holder for the causes of action that are the subject of the Proceeding. The Company will bring the details of the settlement agreement to the attention of the Office Holder. In the event of a difference of opinion between the Company and between an Office Holder or Office Holders as to whether the settlement agreement satisfies the provisions of this section, the dispute will be referred for expeditious decision by an arbitrator appointed upon request either by the Company or by the Office Holder. The arbitrator shall be appointed within 7 days of the request by one of the parties for the referral of the dispute to decision by an arbitrator, and if no agreement is reached as to the identity of the arbitrator, the arbitrator will be appointed by the Chairman of the Israel Bar Association. The Company shall bear the costs of the arbitration including attorneys’ fees.

4.13	Neither the Company nor the Company’s Attorney shall agree to a settlement in excess of the amount of indemnity to which the Office Holder is entitled, without the prior written consent of the Office Holder, and to the extent that consent of the Insurer is required, without the prior consent of the Insurer as well.

5.	Validity of the Undertaking

5.1	The Undertaking shall be valid both in respect of proceedings instituted against the Office Holder in the course of his employment or office in the Company and also in respect of proceedings that may be instituted against him, including his estate, after the termination of his employment or office in the Company, provided that such proceedings relate to acts that were carried out by the Office Holder after his appointment as an Office Holder in the course of or in his capacity as an Office Holder of the Company, or as a result thereof. The Undertaking will also be available for the estate of the Office Holder, his heirs and legal substitutes.

5.2	The Company will only be required to pay by virtue of this Undertaking, amounts in excess of money actually paid to or for or instead of the Office Holder by any insurance purchased by the Company or by a company controlled by the Company or an affiliated corporation (if the Office Holder officiates therein as an Office Holder at the request of the Company) or any indemnity undertaking of a company controlled by the Company or an affiliated corporation or any entity other than the Company.

5.3	This Undertaking shall in no way limit or prevent the Company from granting to the Office Holder an additional special indemnity or indemnities provided that the same will in no way derogate from or prejudice the indemnity undertakings that are the subject of this Undertaking.

5.4	This Undertaking shall in no way limit or prevent the Company from increasing the Maximum Indemnity Amount in respect of events that are the subject of the indemnity, whether in view of a decrease in the amount insured pursuant to the D&O Insurance Policy, or in view of the inability of the Company to obtain D&O insurance to cover events that are the subject of the indemnity on reasonable terms, or for any other reason, provided that the resolution in respect thereof is adopted in the manner determined in The Companies Law.

5.5	The undertakings of the Company pursuant to this Undertaking shall, to the extent permitted by law, be construed widely so that they may be carried out in a manner that will achieve their intended purpose. In the event of a contradiction between any provision of this Undertaking and between a provision of law that may not be excepted, altered or added to, such provision of law shall take precedence, but the aforesaid shall not prejudice or derogate from the validity of the other provisions of this Undertaking.

5.6	For the removal of doubt it is hereby determined that this Undertaking does not constitute an agreement in favor of a third party and may not be the subject of assignment nor will any insurer have the right to require the participation of the Company in a payment by which the insurer is obligated in accordance with an insurance agreement drawn up with it, with the exception of the contribution (deductible) stated in such D&O Insurance policy.

5.7	If in order to give validity to any of the aforesaid undertakings, any act, resolution, approval or any additional or other process may be required, the Company undertakes to cause the same to be effected or adopted, as the case may be, in a manner that will enable the Company to perform all of its undertakings as aforesaid.

6.	The indemnity undertaking in favor of an Office Holder in the Company in accordance with this Undertaking shall apply also to an Office Holder in The Other Company, subject to the changes required by the context, in respect of events and acts carried out in the frame of his office or employment in The Other Company.

7	This Undertaking shall be exclusively governed by and construed, interpreted and enforced in accordance with the laws of the State of Israel. The competent court in Tel Aviv, Israel shall have sole and exclusive jurisdiction regarding any dispute or claim arising hereunder.

8.	Exceptions

For the removal of doubt it is hereby determined that this Undertaking will not grant exemption nor indemnification to any of the following:

(1)	breach of the duty of loyalty to the Company, unless the Office Holder acted in good faith and had reasonable foundation for presuming that the act would not harm the Company; or

(2)	breach of a duty of care committed intentionally or recklessly unless it was carried out negligently; or

(3)	breach of a duty of care in connection with a “distribution” as defined by the Companies Law, committed intentionally, recklessly or negligently ; or

(4)	act done with intent to make unlawful personal profit; or

(5)	fine or forfeit imposed upon the Office Holder.

Crow Technologies 1977 Ltd.

Addendum to Undertaking

Types of Events

(1)	the issuance of securities including, but not limited to, the offering of securities to the public in Israel or abroad according to a prospectus, a private offering, the issuance of bonus shares or any other manner of securities offering;

(2)	a “Transaction” as defined according to Article 1 of the Companies Law, including the negotiation for, the signing and the performance of a transaction, transfer, sale, purchase or pledge of assets or liabilities (including securities), or the receiving of any right in any one of the above, receiving credit, granting securities and any action connected directly or indirectly with such a Transaction;

(3)	any filing or announcement required by the Companies Law and/or securities laws and/or according to rules and/or regulations adopted by any stock exchange on which our securities are traded;

(4)	[Reserved](5) a change in our structure or a reorganization or any decision pertaining to these issues including, but not limited to, a merger, a de-merger, a settlement between us and our shareholders and/or creditors, a change in our capital, the establishment of subsidiaries and their liquidation or sale, an allotment or distribution;

(6)	an announcement, a statement, including a position taken, or an opinion made in good faith by an officer in the course of his duties and in conjunction with his duties, including during a meeting of our board of directors or one of the committees of the board of directors;

(7)	an action taken in contradiction to articles of association of the Company;

(8)	any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements and other employees benefits;

(9)	any action, decision or omission relating to issues of intellectual property, safety, tax, anti-trust, accounting, financing and product liability;

(10)	Any claim or requirement in connection with an action or an omission which has led to a failure to commit in the appropriate insurance arrangements and also any matter in connection with negotiations, commitment with insurance and the operations of insurance policies and/or inadequate safety measures and/or a malpractice of risk management.

(11)	any action, decision or omission concerning privacy or civil rights, libel and slander;

(12)	any act, decision or omission concerning any incentive plan to employees, office holders and consultants;

(12)	any of the above events in any jurisdiction and pursuant to the office holder’s position in an affiliated corporation or in a corporation controlled by us.

(13)	Events that have influenced or were liable to influence the profitability of the Company or its property or its rights and liabilities.

(14)	Any claim or requirement concerning non-discovery or a failure to provide any kind of information at the time required according to the relevant law or in connection with a misleading or defective discovery of information to third parties, including income tax, value added tax, national insurance, local authorities, holders of securities of the Company and any other governmental or institutional organization whether in Israel or abroad, including in all matters pertaining to the issuing, allotment, distribution, purchase, holdings or linkage to the securities of the Company or any activity or any other investment activity, involving or which is influenced by the securities of the Company.

(15)	Any claim or requirement in connection with the giving of information, representations, opinions, financial statements, reports or notices to any competent authority (including the Registrar of Companies or the Securities Authority) in accordance with any law, including but without prejudice to the foregoing, the Companies Law and the Securities Law, including regulations enacted pursuant to these or according to the provisions of the relevant tax applying to the Company.

(16)	Any claim or requirement in connection with actions pertaining to the lodging of proposals for tenders, concessions or licenses of any kind and type whatsoever.

(17)	Actions within the framework of the legal proceedings of the Company or against it in Israel or abroad.

(18)	Any claim or requirement in connection with any action or resolution in matters pertaining, directly or indirectly, to safety at work, environmental matters or provisions of the law, procedures or standards, according to their application either in Israel or outside of Israel in connection with safety at work or environmental matters, inter alia, pertaining to contamination, protection of health, manufacturing processes, distribution, usage, handling, storage and delivery of certain materials or products including corporal damage, property damage and environmental damage.

(19)	Any claim or requirement filed by a customer, supplier, contractor or other third party, with any type of business relationship with the Company.

(20)	Any claim or requirement filed by purchasers, proprietors, lessees or other holders of assets or products of the Company or individuals engaging in the aforementioned products, concerning damages or losses pertaining to the aforementioned assets or products.

(21)	Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property including the loss of utility thereof through any act or omission attributed to the Company, it’s subsidiaries, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

CROW TECHNOLOGIES 1977 LTD.

FORM OF PROXY

For use by shareholders of the Company at the Special Meeting of the Shareholders to be held on Wednesday April 25, 2007 at 3 p.m. at the Company’s offices at 12 Kineret Street, Airport City, Israel.

(Please use BLOCK CAPITALS)

        I ________________________________________________________________

of _______________________________________________________________,

being a shareholder of Crow Technologies 1977 Ltd. (the “Company”), hereby appoint Mr. Jacob Batchon, the Chief Financial Officer of the Company, as my proxy to vote for me and on my behalf at the Special Meeting to be held on Wednesday, April 25, 2007 at the Company’s offices at said address (the “Meeting”) and at any adjournment(s) thereof.

I direct that my vote(s) be cast on the resolution as indicated by a ✓ in the appropriate space.

RESOLUTIONS	FOR	AGAINST	ABSTAIN
1. The appointment of Mr. Avi Zigelman as External Director and Chair of audit committee of the Company, in place of Mr. Alex Verber, whose term has expired.
2. (A) The amendment of the Articles of Association of the Company in order to comply with "Amendment No. 3" to the Israeli Companies Law (1999) regarding indemnification and exemption of directors and officers (including officers who are interested parties) of the Company and their duty of care, as set forth in Appendix 2(a) attached hereto.
2. (B) The approval of the issuance of new indemnification and exemption deeds to directors and officers of the Company and its wholly-owned subsidiary, Crow Electronic Engineering Ltd. ("Orev"), as set forth in Appendix 2(b) attached hereto.
3. The approval of an amendment to the employment agreement between Orev and Ms. Monique Melman, wife of Mr. Shmuel Melman, Controlling Shareholder, Director and CEO of the Company.
4. To approve procurement by the Company of directors and officers insurance (including office holders who are interested parties), for five consecutive one-year periods, beginning October 2007 and ending November 2012, in which the limit of liability for each such one year period shall not exceed $12,000,000 per period or per instance, and for which the annual premium shall not exceed $150,000, and to approve transaction as an "Umbrella Arrangement" as defined in the Israeli Company Regulations - 2000 (Interested Party Transactions - Relief).

If no direction is made this proxy will be voted FOR Items 1, 2, 3 and 4 above.

On the receipt of this form duly signed but without any specific direction on a particular matter, my/our proxy will vote or abstain at his/her discretion.

Dated ____________ Name _________________ Signature __________________

Notes:

To be valid, this form of Proxy must be lodged at the Company’s offices at 12 Kineret Street, Airport City, Israel, not later than 24 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid. You may fax this proxy to the Company at +972-3-9726001 (Attn: Mr. Jacob Batchon).

1.	Any alterations to this form must be initialed.

2.	Completion and return of this Proxy Form will not prevent a member from attending and voting in person at the Meeting.